Filed by Regeneration Technologies, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange
Act of 1934
Subject Company: Tutogen Medical Inc.
Commission File No.: 001-16069

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Regeneration Technologies’ anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Regeneration Technologies’ agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Regeneration Technologies’ public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Regeneration Technologies’ website at www.rtix.com or the S.E.C.’s website at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following are updated pages from the Regeneration Technologies, Inc. website that relate to the merger of Regeneration Technologies and Tutogen.

RTIX & TTG Merger - Contact Us
Page 1 of 2

Regeneration® TECHNOLOGIES, INC.

TUTOGEN Tutogen Medical, Inc.

... creating a leading global biologic company

**Regeneration Technologies, Inc.**
**Alachua Headquarters: Contact Us:**

www.rtix.com

**Physical address:**
11621 Research Circle
Alachua, FL 32615

**Mailing address:**
P.O. Box 2650
Alachua, FL 32616-2650

Telephone: 386.418.8888
Toll Free: 877.343.6832
Fax: 386.418.0342
Customer Service: 800.624.7238

**RTI Contacts:**

**Wendy Crites Wacker, APR, Director, Corporate Communications:**
386.418.8888, wwacker@rtix.com

**Web Site:**
webmanager@rtix.com

## Customers and Partners

>> Press Release - November 13, 2007

>> Merger Fact Sheet

>> Donor Services Bulletin

>> Distributor Bulletin

>> SEC Filings

## Webcasts and Presentations

**Merger Announcement**


WEBCAST
Tuesday, Nov 13, 2007
9 am EST

Click here to view the webcast

**Stephens, Inc Fall Investment Conference**
November 14, 2007 at 11:10am
NY Palace, New York

Click here for the webcast

http://rtix-pg-001:8078/rtix.com/merger/ContactUs.aspx
11/19/2007

RTIX & TTG Merger—Contact Us Page 2 of 2

Analyst Meeting Conference Call and Slide Presentation

November 14, 2007 at 12pm NY Palace, New York

Click here for the powerpoint presentation z For the audio version of the meeting, call 866-395-7261 (Passcode: RTIX)

Important Additional Information

Forward Looking Statements

Quick Links

Press Release—Nov 13, 2007—Contact Us—FAQs—RTI Home—Tutogen Home

http://rtix-pg-001:8078/rtix.com/merger/ContactUs.aspx 11/19/2007

RTIX & TTG Merger - For More Info

... creating a leading global biologic company

Important Additional Information

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Customers and Partners

>> Press Release - November 13, 2007 >> Merger Fact Sheet >> Donor Services Bulletin >> Distributor Bulletin >> SEC Filings

Webcasts and Presentations

Merger Announcement

Click here to view the webcast

Stephens, Inc Fall Investment Conference November 14, 2007 at 11:10am NY Palace, New York

Click here for the webcast

http://rtix-pg-001:8078/rtix.com/merger/proxylegend.aspx

11/19/2007

RTIX & TTG Merger - For More Info

Analyst Meeting Conference Call and Slide Presentation

November 14, 2007 at 12pm NY Palace, New York

Click here for the powerpoint presentation

For the audio version of the meeting, call 866-395-7261 (Passcode: RTIX)

Important Additional Information

Forward Looking Statements

Quick Links

Press Release - Nov 13, 2007 - Contact Us - FAQs - RTI Home - Tutogen Home

http://rtix-pg-001:8078/rtix.com/merger/proxylegend.aspx

11/19/2007

RTIX & TTG Merger - SEC Filings

Page 1 of 2

**Regeneration® TECHNOLOGIES, INC.**

**TUTOGEN Tutogen Medical, Inc.**

... creating a leading global biologic company

>> Click here to browse all RTI documents in the SEC EDGAR database.

>> Merger Fact Sheet

## News Releases

**November 2007**

>> News Release - November 13, 2007

## Communications - Letters

**November 2007**

>> Donor Services Bulletin

>> Distributor Bulletin

## Communications - Webcast Transcripts

>> Transcript of 11/13 Merger Announcement Webcast

>> Transcript of 11/14 Stephens, Inc Fall Investment Conference

>> Transcript of 11/14 Analyst Meeting Conference Call and Slide Presentation

>> PowerPoint presentation for the 11/14 Analyst Meeting Conference Call and Slide Presentation

## Customers and Partners

>> Press Release - November 13, 2007

>> Merger Fact Sheet

>> Donor Services Bulletin

>> Distributor Bulletin

>> SEC Filings

## Webcasts and Presentations

**Merger Announcement**


WEBCAST
Tuesday, Nov 13, 2007
9 am EST

Click here to view the webcast

**Stephens, Inc Fall Investment Conference**
November 14, 2007 at 11:10am
NY Palace, New York

Click here for the webcast

http://rtix-pg-001:8078/rtix.com/merger/documentlist.aspx

11/19/2007

RTIX & TTG Merger—SEC Filings Page 2 of 2

Analyst Meeting Conference Call and Slide Presentation

November 14, 2007 at 12pm NY Palace, New York

Click here for the powerpoint presentation For the audio version of the meeting, call 866-395-7261 (Passcode: RTIX)

Important Additional Information

Forward Looking Statements

Quick Links

Press Release—Nov 13, 2007—Contact Us—FAQs—RTI Home—Tutogen Home

http://rtix-pg-001:8078/rtix.com/merger/documentlist.aspx 11/19/2007

RTIX & TTG Merger Information Page 1 of 2

... creating a leading global biologic company

Regeneration Technologies and Tutogen announce plans to merge

Overview

Regeneration Technologies, Inc (RTIX) and Tutogen Medical, Inc. (TTG) announced on November 13, 2007 a merger to create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets with a diversified mix of implants and distribution channels.

“When comparing the similarities between Tutogen and RTI - our commitment to safety and sterilization of biologics, our responsibility to honoring donor families and helping recipients, and our culture of growth to meet the needs of surgeons around the world - it is easy to see how these two companies will fit very nicely together,” said Brian K. Hutchison, RTI chairman, president and CEO. “Guy Mayer and the management team at Tutogen have done an outstanding job in the past two years of realigning their company and product lines, as well as optimizing their distribution channels to set the stage for continued growth in the years to come.”

“We believe that our strength in the tissue membrane markets and our expertise in xenograft applications will blend perfectly with RTI’s strength in innovation and leadership in the orthopedics markets,” said Guy Mayer, Tutogen’s president and chief executive officer. “Each company’s complementary strengths would create a very well-balanced leader in the biologics industry.”

Just the Facts

Terms of the Deal:

Tax-free, stock-for-stock exchange

Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own

Customers and Partners

Press Release - November 13, 2007

Merger Fact Sheet

Donor Services Bulletin

Distributor Bulletin

SEC Filings

Webcasts and Presentations

Merger Announcement

Click here to view the webcast

Stephens, Inc Fall Investment Conference November 14, 2007 at 11:10am NY Palace, New York

Click here for the webcast

http://rtix-pg-001:8078/rtix.com/merger/default.aspx

11/19/2007

RTIX & TTG Merger Information
Page 2 of 2

- Expect to close in Q1 2008 subject to regulatory and other customary conditions
- Proforma ownership of the combined company*:
  - Approx. 55 percent RTI shareholders and approx. 45 percent Tutogen shareholders
  - 56 million shares outstanding

** of the company on a diluted basis*

**Combined Company**

- Headquarters: Alachua, Fla. with offices in United States, Germany and France
- Approx. 750 employees
- Proprietary, validated BioCleanse® and Tutoplast® tissue sterilization processes

**Analyst Meeting Conference Call and Slide Presentation**
November 14, 2007 at 12pm
NY Palace, New York

- Click here for the powerpoint presentation
- For the audio version of the meeting, call 866-395-7261 (Passcode: RTIX)

## Important Additional Information

## Forward Looking Statements

## Quick Links

Press Release - Nov 13, 2007 - Contact Us - FAQs - RTI Home - Tutogen Home

http://rtix-pg-001:8078/rtix.com/merger/default.aspx
11/19/2007

RTIX & TTG Merger—For More Info

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ S.E.C. filings may be obtained by contacting Regeneration Technologies or the S.E.C. or by visiting Regeneration Technologies’ Web site at www.rtix.com or the S.E.C.’s Web site at www.sec.gov. Copies of Tutogen’s S.E.C. filings may be obtained by contacting Tutogen or the S.E.C. or by visiting Tutogen’s Web site at www.tutogen.com or the S.E.C.’s Web site at www.sec.gov.

Customers and Partners

>> Press Release—November 13, 2007 >> Merger Fact Sheet >> Donor Services Bulletin >> Distributor Bulletin >> SEC Filings

Webcasts and Presentations

Merger Announcement

Click here to view the webcast

Stephens, Inc Fall Investment Conference November 14, 2007 at 11:10am NY Palace, New York

Click here for the webcast http://rtix-pg-001:8078/rtix.com/merger/forwardlook.aspx 11/19/2007

RTIX & TTG Merger—For More Info Page 2 of 2

Analyst Meeting Conference Call and Slide Presentation

November 14, 2007 at 12pm NY Palace, New York

??Click here for the powerpoint presentation ??For the audio version of the meeting, call 866-395-7261 (Passcode: RTIX)

Important Additional Information

Forward Looking Statements

Quick Links

Press Release—Nov 13, 2007—Contact Us—FAQs—RTI Home—Tutogen Home http://rtix-pg-001:8078/rtix.com/merger/forwardlook.aspx

11/19/2007